February 5, 2025

Dane C. Andreeff
President, Chief Executive Officer and Director
HELIUS MEDICAL TECHNOLOGIES, INC.
642 Newtown Yardley Road, Suite 100
Newtown, Pennsylvania 18940

       Re: HELIUS MEDICAL TECHNOLOGIES, INC.
           Registration Statement on Form S-3
           Filed January 31, 2025
           File No. 333-284633
Dear Dane C. Andreeff:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Emily Johns, Esq.